FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2002.
Total number of pages: 5.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number		Page Number

1.	[Nomura Holdings, Inc. Announces Exercise Price of Stock Options via Stock Acquisition Rights (Shinkabu-Yoyaku-Ken) (08/05/02)]	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

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August 5, 2002

Nomura Holdings, Inc. Announces Exercise Price of
Stock Options via Stock Acquisition Rights (Shinkabu-Yoyaku-Ken)

Nomura Holdings, Inc. (NHI) hereby serves notice that the exercise price of the stock acquisition rights to be issued as stock options and other related items was determined on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 26, 2002. See details as attached.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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Exercise Price of Stock Acquisition Rights and Other Related Items

1.	Issue Date of Stock Acquisition Rights

August 5, 2002

2.	Total Number of Stock Acquisition Rights to be Issued

2,229 stock acquisition rights
(1,000 shares per stock acquisition right)

3.	Type / Number of Shares under Stock Acquisition Rights

2,229,000 shares of NHI common stock

4.	Amount to be Paid upon Exercise of Stock Acquisition Rights

Amount to be paid upon exercise of each stock acquisition right:
1,807,000 yen
Paid-in amount of each share to be issued upon the exercise of the stock acquisition rights (the “Exercise Price”): 1,807 yen

The Exercise Price is determined as the amount which is equal to the product of the average of the daily closing prices of common stock of NHI in regular transactions on the Tokyo Stock Exchange in July, 2002 (excluding those dates on which no trade was made), and 1.05. Any fraction less than one (1) yen is rounded up to the nearest yen.

5.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

4,027,803,000 yen

6.	Amount Credited in Stated Capital of Issue Price

The amount credited in stated capital of issue price per share is 904 yen.

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